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Thomas  Investment  Holdings,  LLC

Salt Lake City, Utah

We  have  audited  the  accompanying  balance  sheets  of Thomas  Investment  Holdings,  LLC  (the

Company) as of September 30, 2010, and December  31, 2009 and 2008, and the related statements of operations  and members'  equity (deficit), and cash flows for nine months ended September 30,

2010  and  the  years  ended  December  31,  2009  and  2008.  These  financial  statements  are  the responsibility  of the Company's  management.  Our responsibility  is to express an opinion on these financial statements based on our audit.

We conducted  our audit  in accordance  with auditing  standards  generally  accepted  in the United

States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration  of internal control over financial reporting as a basis for designing  audit procedures that are appropriate  in the circumstances,  but not for the purpose  of expressing  an opinion on the effectiveness of the Company's  internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures  in the  financial  statements,  assessing  the  accounting  principles  used  and  significant estimates made by management,  as well as evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas Investment  Holdings, LLC as of September 30, 2010, and December

31, 2009 and 2008, and the results of its operations and its cash flows for the nine months ended

September  30,  2010  and  the  years  ended  December  31,  2009  and  2008  in  conformity  with accounting principles generally accepted in the United States of America.

Our audit was conducted  for the purpose  of forming an opinion on the basic financial  statements taken  as a whole.  The  information  included  in the  accompanying  Schedule  1 is presented  for purposes  of additional  analysis  and is not a required  part of the basic financial  statements.  Such information has been subjected to the auditing procedures  applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Salt Lake City, Utah

November  19,2010

MEMBER

132 PIERPONT   AVENUE,  SUITE   250

MEMBER

AMERICAN   INSTlTlITE

OF

SALT  LAKE  CITY,  UTAH   84101

UTAH  ASSOCIATION

OF

CERTIFIED   PUBUC  ACCOUNTANTS

FAX   801)  328-2015

CERTIFIED   PUBUC   ACCOUNTANTS

80I)  328-2011

UCENSED   TO  PR-\CTlCE   IN UTAH,  WYOMING,   NEVADA,  NEW  MEXICO  AND  IDAHO